SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

December 13, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: December 13, 2012

By: /s/ Susan Swabey
-----------------

Susan Swabey
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

13 December 2012

Smith & Nephew plc (the "Company") announces that it has today received notification of the following transactions by Richard De Schutter, non-executive director:

Name of Director	Richard De Schutter
Date of transactions	11 December 2012	12 December 2012
No. of ADS' disposed :	13,334 ADS' (representing 66,670 Ordinary Shares)	26,666 ADS' (representing 133,330 Ordinary Shares)
Price per ADS:	US$54.69	US$54.45
No. of ADS' acquired.	11,000 ADS' (representing 55,000 Ordinary Shares)	23,000 ADS' (representing 115,000 Ordinary Shares)
Price per ADS:	US$54.76	US$54.61
Total holding following notification:	44,000 ADS' (representing 220,000 Ordinary Shares)

1. This transaction took place in New York, USA.

2. This announcement is made in accordance with the requirements of DTR 3.1.4 (a) R.

3. One ADS is the equivalent of five Ordinary Shares of US$0.20 each.

4. The percentages of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646